Prospectus Supplement
(To Prospectus dated August 13, 1999)

6,500,000 Shares
CAPITAL ONE FINANCIAL CORPORATION

Common Stock
(par value $0.01 per share)

We are offering all of the 6,500,000 shares of common stock offered by this prospectus supplement and will receive all of the proceeds of this offering.

Our common stock is traded on the New York Stock Exchange under the symbol "COF". On January 18, 2001, the last sale price of the common stock, as reported on the New York Stock Exchange, was $63.50 per share.

Investing in our common stock involves risks. See "Risk Factors" on page S-6 for a discussion of certain factors that should be considered.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

           Price to     Underwriting Proceeds to
           Public       Discount (1) Capital One (2)
----------------------------------------------------
Per Share  $      62.00  $     0.85   $      61.15
----------------------------------------------------
Total (3)  $403,000,000  $5,525,000   $397,475,000
----------------------------------------------------

(1) We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by Capital One, estimated to be $200,000.
(3) We have granted the underwriter an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an additional 975,000 shares of common stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Capital One will be $ 463,450,000, $6,353,750 and $457,096,250, respectively. See "Underwriting."

The securities offered by this prospectus supplement are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation.

The shares of common stock offered by this prospectus supplement are offered by the underwriter, subject to prior sale, when, as and if received and accepted by the underwriter and subject to approval of certain legal matters by Simpson Thacher & Bartlett, counsel for the underwriter. It is expected that delivery of the shares of common stock offered hereby will be made against payment therefor on or about January 23, 2001 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

JP Morgan

January 18, 2001

              Important Notice about Information Presented in this
             Prospectus Supplement and the Accompanying Prospectus

We provide information to you about the common stock in two separate documents:
(a) the accompanying prospectus, which provides general information, some of which may not apply to the common stock and (b) this prospectus supplement, which describes the specific details regarding this offering. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page S-10.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

In this prospectus supplement, the terms "Capital One", "we", "us" and "our" refer to Capital One Financial Corporation.

Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriter's over-allotment option to purchase additional shares of common stock.

                               ----------------

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

                               ----------------

                               Table of Contents

                                                                                      Page
                                                                                      ----
                                Prospectus Supplement
Forward-Looking Statements...........................................................  S-4
The Company..........................................................................  S-4
Recent Developments..................................................................  S-5
Risk Factors.........................................................................  S-6
Use of Proceeds......................................................................  S-6
Capitalization.......................................................................  S-7
Market Price of Common Stock.........................................................  S-8
Dividend Limitations.................................................................  S-8
Underwriting.........................................................................  S-9
Where You Can Find More Information.................................................. S-10
Legal Matters........................................................................ S-11

                                     Prospectus
About This Prospectus................................................................    2
Where To Find More Information.......................................................    2
Incorporation of Certain Information by Reference....................................    2
Capital One..........................................................................    3
Use of Proceeds......................................................................    5
Financial Ratios.....................................................................    5
Supervision, Regulation And Other Matters............................................    5
Description of Debt Securities.......................................................   11
Description of Preferred Stock.......................................................   21
Description of Common Stock..........................................................   24
Plan of Distribution.................................................................   29
Validity of Securities...............................................................   30
Experts..............................................................................   30

                           Forward-Looking Statements

This prospectus supplement and the accompanying prospectus contain (or incorporate by reference) forward-looking statements. Forward-looking statements include information relating to growth in earnings per share, return on equity, growth in managed loans outstanding and customer accounts, net interest margins, funding costs, operations costs and employment growth, marketing expense, delinquencies and charge-offs. Forward-looking statements also include statements using words such as "expect", "anticipate", "intent", "plan", "believe", "estimate" or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause our actual results to differ materially from those described in forward-looking statements, including, among other things:

  . continued intense competition from numerous providers of products and services which compete with our businesses;

  . an increase in credit losses (including increases due to worsening of economic conditions);

  . our ability to continue to securitize our credit cards and consumer loans and to otherwise access the capital markets at attractive rates and terms to fund our operations and future growth;

  . losses associated with new products or services or expansion internationally;

  . our ability to recruit experienced personnel to assist in the management and operations of new products and services; and

  . other factors listed from time to time in reports we file with the Securities and Exchange Commission, including, but not limited to, factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Forms 10-K/A-1 and 10-K/A-2.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements.

                                  The Company

Capital One Financial Corporation is a holding company, incorporated in Delaware on July 21, 1994, whose subsidiaries provide a variety of products and services to consumers using its proprietary information-based strategy. Our principal subsidiary, Capital One Bank (the "Bank"), a limited purpose Virginia state chartered credit card bank, offers credit card products. Capital One, F.S.B. (the "Savings Bank"), a federally chartered savings bank, offers consumer lending and deposit products. Our principal executive office is located at 2980 Fairview Park Drive, Suite 1300, Falls Church, Virginia 22042-4525 (telephone number: (703) 205-1000).

Our predecessor commenced operations in 1953, the same year as the formation of what is now MasterCard International, and is one of the oldest continually operating bank card issuers in the United States. We are one of the largest issuers of MasterCard(R)* and Visa(R)* credit cards in the world. The success of our information-based strategy, which we initiated in 1988, in addition to credit card industry dynamics, has led to our growth in managed credit card loans and accounts. As of December 31, 2000, we had total assets of $18.9 billion, total liabilities of $16.9 billion and total stockholders equity of $2.0 billion.

                              Recent Developments

On January 16, 2001, Capital One announced that it experienced 30% earnings per share growth for the year 2000. Earnings were $469.6 million, or $2.24 per share, in 2000 compared with earnings of $363.1 million, or $1.72 per share, in 1999. For the fourth quarter of 2000, earnings were $128.3 million, or $.61 per share, versus earnings of $97.9 million, or $.47 per share, for the comparable period in the prior year.

During the fourth quarter of 2000, Capital One added 4.3 million net new accounts, bringing total accounts to 33.8 million. Managed consumer loan balances increased by $5.4 billion during the fourth quarter of 2000 to $29.5 billion. Total managed revenue increased during the quarter at a 40% annualized rate, compared with 40% in the third quarter of 2000 and 20% in the fourth quarter of 1999. The managed net charge-off ratio was 3.98% for the three months ended December 31, 2000, as compared to 3.80% for the three months ended September 30, 2000 and 3.86% for the three months ended December 31, 1999. In addition, Capital One's allowance for loan losses increased by $70 million during the fourth quarter to $527 million, or 3.49% of reported consumer loans as of December 31, 2000. The allowance for loan losses was $457 million at September 30, 2000, or 3.71% of reported consumer loans, and $342 million at December 31, 1999, or 3.45% of reported consumer loans.

Cost per account declined in the fourth quarter of 2000 to $78 from $83 in the third quarter of 2000 and $86 in the fourth quarter of 1999. Contributing to the growth in accounts and managed loans during the quarter was an increase in marketing expense to $259 million compared to $233 million in the third quarter of 2000 and $202 million in the fourth quarter of 1999. Online account originations and online account servicing for the full year surpassed Capital One's previously stated goals of one million originations and two million accounts serviced online.
--------
*MasterCard and Visa are registered trademarks of MasterCard International
    Incorporated and Visa USA, Inc., respectively.

                                  Risk Factors

Investing in our common stock involves risks, including risks relating to competition in our markets, fluctuations of our accounts and loan balances, our ability to sustain and manage our growth, our access to capital on terms acceptable to us, credit losses, economic downturns, interest rate fluctuations and regulatory and legislative changes. In order to better understand the risks involved in an investment in our common stock, please carefully read the risks described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including those set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Forms 10-K/A-1 and 10-K/A-2, before deciding whether to purchase any of the common stock.

                                Use of Proceeds

We estimate that the net proceeds from the sale of common stock offered by this prospectus supplement will be approximately $397,475,000, or approximately $457,096,250 if the underwriter's over-allotment option is exercised in full, before deducting estimated offering expenses.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the reduction of short-term debt, capitalization of anticipated asset growth, possible acquisitions, investments in, or extensions of credit to, our subsidiaries and investments in securities.

                                 Capitalization

The following table sets forth our consolidated capitalization at December 31, 2000 on an actual basis and as adjusted to give effect to the issuance and sale of 6,500,000 shares of common stock offered by this prospectus supplement. The table should be read in conjunction with Capital One's consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

                                                             December 31, 2000
                                                          ------------------------
                                                            Actual     As Adjusted
                                                          -----------  -----------
                                                              (unaudited, in
                                                                thousands)
Debt
Interest-bearing deposits................................ $ 8,379,025  $ 8,379,025
Other borrowings.........................................   2,925,938    2,925,938
Senior notes.............................................   4,050,597    4,050,597
                                                          -----------  -----------
    Total Debt...........................................  15,355,560   15,355,560
                                                          -----------  -----------
Stockholders' Equity
Preferred stock, par value $.01 per share; authorized
 50,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized
 1,000,000,000 shares, and 199,670,421 shares issued.....       1,997        2,062
Paid-in-capital, net.....................................     575,179      972,589
Retained earnings and cumulative other comprehensive
 income..................................................   1,474,024    1,474,024
  Less: Treasury stock, at cost; 2,301,476 shares........     (88,686)     (88,686)
                                                          -----------  -----------
    Total Stockholders' Equity...........................   1,962,514    2,359,989
                                                          -----------  -----------
    Total Capitalization................................. $17,318,074  $17,715,549
                                                          ===========  ===========

                          Market Price of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol "COF" and is included in the Standard & Poor's 500 Index. As of December 31, 2000, there were 197,368,945 shares of common stock outstanding. The following table sets forth the high and low sales price per share of the common stock for the quarters indicated. The prices in the table below have been adjusted to reflect the three-for-one split of Capital One's common stock effected on June 1, 1999.

                                                                  High     Low
                                                                 ------- -------
2000
Fourth quarter.................................................. $73.250 $45.875
Third quarter...................................................  71.750  44.625
Second quarter..................................................  53.750  39.375
First quarter...................................................  48.813  32.063
1999
Fourth quarter.................................................. $54.875 $35.875
Third quarter...................................................  57.813  35.813
Second quarter..................................................  60.250  46.063
First quarter...................................................  51.484  36.375
1998
Fourth quarter.................................................. $41.812 $17.250
Third quarter...................................................  43.312  27.672
Second quarter..................................................  41.797  27.437
First quarter...................................................  27.293  16.855

                              Dividend Limitations

We have paid dividends on our common stock of 2.6667 cents per share, as adjusted for our three-for-one common stock split on June 1, 1999, each quarter since we became an independent company on February 28, 1995. The payment of dividends in the future, and the amount of such dividends, if any, will be at the discretion of our Board of Directors. The principal source of funds for dividends on our common stock is dividends from our direct and indirect subsidiaries. There are various federal and Virginia law requirements that affect the extent to which some of our subsidiaries, including the Bank and the Savings Bank, can finance or otherwise supply funds to us through dividends, loans or otherwise. These federal and Virginia law requirements are described in the prospectus under the caption "Supervision, Regulation and Other Matters--Dividends and Transfers of Funds". The payment of dividends on our common stock may be limited in the future by the terms of any preferred stock we issue.

                                  Underwriting


J.P. Morgan Securities Inc. has agreed, subject to the terms and conditions set forth in the underwriting agreement between us and J.P. Morgan Securities Inc., as underwriter, to purchase from us, and we have agreed to sell to the underwriter, 6,500,000 shares of our common stock.

The nature of the underwriter's obligation under the underwriting agreement is such that all of the common stock being offered, excluding shares covered by the over-allotment option granted to the underwriter, must be purchased if any are purchased. All shares of common stock offered by this prospectus supplement will include the attached rights to purchase our junior preferred stock that are described in the accompanying prospectus.

The underwriter proposes initially to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $0.51 per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the offering price and such concessions may be changed.

We have granted the underwriter an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 975,000 additional shares of common stock at the same price per share to be paid by the underwriter for the other shares offered by this prospectus supplement. The underwriter may exercise its option only to cover over-allotments, if any, made in connection with the distribution of the common stock offered by this prospectus supplement. If the option is exercised in full, we will receive aggregate proceeds of $457,096,250, before expenses.

We estimate the expenses we will pay in connection with this offering are approximately $200,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make for those liabilities.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may over-allot in connection with the offering, creating a short position. In addition, the underwriter may bid for, and purchase, shares of the common stock in the open market to cover short positions or to stabilize the price of the common stock. Finally, the underwriter may reclaim selling concessions allowed for distributing the common stock in the offering, if the underwriter repurchases previously distributed common stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

From time to time in the ordinary course of business, J.P. Morgan Securities Inc. has provided, and may continue to provide, investment banking and other financial services to us.

We have agreed not to offer or sell any common stock or options to purchase common stock (other than the shares of common stock offered by this prospectus supplement and issuances in connection with employee benefit, stock purchase or dividend reinvestment plans) for a period of 90 days without the underwriter's prior written consent.

                      Where You Can Find More Information

This prospectus supplement and the accompanying prospectus are part of a registration statement we have filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 with respect to the common stock being offered by this prospectus supplement. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in the accompanying prospectus and this prospectus supplement. The SEC's rules and regulations allow us to omit certain information included in the registration statement from the accompanying prospectus and this prospectus supplement. The registration statement may be inspected by anyone without charge at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following SEC locations:

Public Reference Room      New York Regional Office   Chicago Regional Office
450 Fifth Street, N.W.     7 World Trade Center       Citicorp Center
Room 1024                  Suite 1300                 500 West Madison Street
Washington, D.C. 20549     New York, NY 10048         Chicago, IL 60661-2551

You may also obtain copies of this information by mail from the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You can also inspect reports, proxy statements and other information that we have filed electronically with the SEC at the SEC's web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" information into the accompanying prospectus and this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of the accompanying prospectus and this prospectus supplement. Information that we file later with the SEC and that is incorporated by reference in this prospectus supplement will automatically update and supercede information contained in this prospectus supplement and the accompanying prospectus.

The following documents contain important information about us and our financial condition. We have previously filed these documents with the SEC and incorporate them by reference into this prospectus:

1.Our annual report on Form 10-K, as amended by Forms 10-K/A-1 and 10-K/A-2 for the year ended December 31, 1999;

2.Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

3.Our current reports on Form 8-K filed on January 18, 2000, February 23, 2000,
    April 13, 2000, July 12, 2000, October 12, 2000, October 24, 2000 and
    January 17, 2001; and

4.Our definitive proxy statement* filed on March 21, 2000.

We also incorporate by reference additional documents that we may file with the SEC after the date of this prospectus supplement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at Capital One Financial Corporation, Investor Relations Department, 2980 Fairview Park Drive, Falls Church, Virginia 22042, telephone (703) 205-1000.

                                 Legal Matters

John G. Finneran, Jr., Capital One's Executive Vice President, General Counsel and Corporate Secretary, will pass upon the validity of the common stock offered by this prospectus supplement for Capital One. As of December 31, 2000, Mr. Finneran owned approximately 27,052 shares of common stock and held 397,452 vested options and 184,308 unvested options to purchase additional shares of common stock issued under Capital One's 1994 Stock Incentive Plan. Simpson Thacher & Bartlett, New York, New York will pass upon the validity of the common stock offered by this prospectus supplement for J.P. Morgan Securities Inc.
--------
* The information referred to in Item 402(a)(8) of Regulation S-K promulgated by the SEC shall not be deemed to be specifically incorporated by reference into the accompanying prospectus and this prospectus supplement.

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